

Press Release

Contact
Venk Nathamuni
Managing Director, Investor Relations
(408) 601-5293

MAXIM INTEGRATED REPORTS RESULTS FOR THE FIRST QUARTER OF FISCAL 2014

- **Revenue: $585 million**
- **Gross Margin: 59.3% GAAP (60.7% excluding special items)**
- **EPS: $0.36 GAAP ($0.41 excluding special items)**
- **Cash, cash equivalents, and short term investments: $1.03 billion**
- **Fiscal first quarter results exclude Volterra Semiconductor**
- **Fiscal second quarter revenue outlook: $605 million to $635 million, including $35 million to $37 million of revenue from Volterra**

SAN JOSE, CA - October 24, 2013 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported net revenue of $585 million for its first quarter of fiscal 2014 ended September 28, 2013, a 4% decrease from the $608 million revenue recorded in the prior quarter. Fiscal first quarter results exclude Volterra Semiconductor.

Tunc Doluca, President and Chief Executive Officer, commented, "We are pleased that our first quarter results came in as expected as our diversified business model continues to serve us well. We also completed the acquisition of Volterra Semiconductor earlier this month and are excited to have the team on board."

Fiscal Year 2014 First Quarter Results

Based on Generally Accepted Accounting Principles (GAAP), diluted earnings per share in the September quarter was $0.36. The results were affected by special items which primarily consisted of:

- $12 million pre-tax charge for acquisition related items
- $3 million pre-tax charge for expenses related to the Volterra acquisition
- $6 million pre-tax charge for restructuring and severance

GAAP earnings per share, excluding special items, was $0.41. An analysis of GAAP versus GAAP excluding special items is provided in the last table of this press release.

Cash Flow Items

At the end of our first quarter of fiscal 2014, total cash, cash equivalents and short term investments was $1.03 billion, a decrease of $165 million from the prior quarter. Notable items include:

- Cash flow from operations: $96 million
- Net capital expenditures: $33 million
- Dividends: $74 million ($0.26 per share)
- Stock repurchases: $154 million

Business Outlook

The Company's 90 day backlog at the beginning of the second fiscal quarter of 2014 was $417 million including $27 million of Volterra backlog. Based on our beginning backlog and expected turns, results for the December 2013 quarter including Volterra are expected to be:

- Revenue: $605 million to $635 million (including $35 million to $37 million from Volterra)
- Gross Margin: 58% to 61% GAAP (59% to 62% excluding special items)
- EPS: $0.34 to $0.38 GAAP ($0.37 to $0.41 excluding special items)

Maxim Integrated's business outlook does not include the impact of special items related to the Volterra acquisition or the potential impact of any restructuring activity or mergers, acquisitions, or other business combinations that may be completed during the quarter.

Dividend

A cash dividend of $0.26 per share will be paid on December 5, 2013, to stockholders of record on November 21, 2013.

Conference Call

Maxim Integrated has scheduled a conference call on October 24, 2013, at 2:00 p.m. Pacific Time to discuss its financial results for the first quarter of fiscal 2014 and its business outlook. To listen via telephone, dial (866) 802-4305 (toll free) or (703) 639-1317. This call will be webcast by Shareholder.com and can be accessed at the Company's website at www.maximintegrated.com/company/investor.

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CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

| | Three Months Ended | | |
	September 28, 2013	June 29, 2013	September 29, 2012
	(in thousands, except per share data)		
Net revenues	$ 585,241	$ 608,194	$ 623,075
Cost of goods sold	238,045	236,795	237,384
Gross margin	347,196	371,399	385,691
Operating expenses:			
Research and development	129,902	132,009	132,930
Selling, general and administrative	77,430	82,083	80,187
Intangible asset amortization	3,436	3,670	4,049
Impairment of long-lived assets	—	—	2,707
Severance and restructuring expenses (1)	5,547	442	—
Other operating expenses (income), net (2)	2,272	2,105	415
Total operating expenses	218,587	220,309	220,288
Operating income	128,609	151,090	165,403
Interest and other income (expense), net (3)	(3,463)	(6,830)	(5,742)
Income before provision for income taxes	125,146	144,260	159,661
Provision for income taxes	22,026	25,246	31,773
Net income	$ 103,120	$ 119,014	$ 127,888
Earnings per share:			
Basic	$ 0.36	$ 0.41	$ 0.44
Diluted	$ 0.36	$ 0.40	$ 0.43
Shares used in the calculation of earnings per share:			
Basic	284,654	290,146	292,213
Diluted	290,260	296,756	298,782
Dividends paid per share	$ 0.26	$ 0.24	$ 0.24

SCHEDULE OF SPECIAL EXPENSE ITEMS

(Unaudited)

| | Three Months Ended | | |
	September 28, 2013	June 29, 2013	September 29, 2012
	(in thousands)		
Cost of goods sold:			
Intangible asset amortization	$ 8,092	$ 7,777	$ 9,454
Total	$ 8,092	$ 7,777	$ 9,454
Operating expenses:			
Intangible asset amortization	$ 3,436	$ 3,670	$ 4,049
Impairment of long-lived assets	—	—	2,707
Severance and restructuring (1)	5,547	442	—
Other operating expenses (income), net (2)	2,272	2,105	415
Total	$ 11,255	$ 6,217	$ 7,171
Interest and other expense (income), net (3)	$ —	$ 700	$ —
Total	$ —	$ 700	$ —

(1) Includes severance charges associated with the reorganization of various business units and manufacturing operations.

(2) Other operating expenses (income), net are primarily for certain payroll taxes, contingent consideration adjustments related to certain acquisitions, loss (gain) relating to sale of land and buildings, acquisition related expenses and loss on lease abandonment.

(3) Includes impairment of investment in a privately held company.

STOCK-BASED COMPENSATION BY TYPE OF AWARD (in thousands)
(Unaudited)

Three Months Ended September 28, 2013	Stock Options		Restricted Stock Units		Employee Stock Purchase Plan		Total	
Cost of goods sold	$	349	$	1,918	$	475	$	2,742
Research and development expense		1,836		6,440		1,322		9,598
Selling, general and administrative expense		1,264		4,527		609		6,400
Total	$	3,449	$	12,885	$	2,406	$	18,740
Three Months Ended June 29, 2013								
Cost of goods sold	$	320	$	1,999	$	559	$	2,878
Research and development expense		1,673		6,748		1,226		9,647
Selling, general and administrative expense		1,333		4,488		507		6,328
Total	$	3,326	$	13,235	$	2,292	$	18,853
Three Months Ended September 29, 2012								
Cost of goods sold	$	398	$	2,171	$	419	$	2,988
Research and development expense		1,829		9,210		1,284		12,323
Selling, general and administrative expense		1,555		5,119		512		7,186
Total	$	3,782	$	16,500	$	2,215	$	22,497

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CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 28, 2013	June 29, 2013	September 29, 2012
	(in thousands)		
ASSETS			
Current assets:			
Cash and cash equivalents	$ 1,009,547	$ 1,174,986	$ 849,850
Short-term investments	25,036	25,060	75,283
Total cash, cash equivalents and short-term investments	1,034,583	1,200,046	925,133
Accounts receivable, net	297,888	285,438	316,538
Inventories	278,218	275,640	258,689
Deferred tax assets	54,854	82,173	71,561
Other current assets	116,225	96,609	94,875
Total current assets	1,781,768	1,939,906	1,666,796
Property, plant and equipment, net	1,374,544	1,373,124	1,359,882
Intangible assets, net	145,618	157,146	195,410
Goodwill	422,004	422,004	422,083
Other assets	40,063	43,730	60,403
TOTAL ASSETS	$ 3,763,997	$ 3,935,910	$ 3,704,574
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 101,060	$ 105,322	$ 127,306
Income taxes payable	21,799	22,437	19,437
Accrued salary and related expenses	124,954	187,970	132,847
Accrued expenses	55,561	60,592	72,510
Current portion of long term debt	4,804	2,015	303,272
Deferred income on shipments to distributors	27,179	26,557	27,025
Total current liabilities	335,357	404,893	682,397
Long term debt	500,955	503,573	5,592
Income taxes payable	294,728	282,697	226,001
Deferred tax liabilities	205,221	206,855	195,893
Other liabilities	29,300	29,894	26,254
Total liabilities	1,365,561	1,427,912	1,136,137
Stockholders' equity:			
Common stock	283	288	292
Retained earnings	2,412,262	2,523,457	2,583,060
Accumulated other comprehensive loss	(14,109)	(15,747)	(14,915)
Total stockholders' equity	2,398,436	2,507,998	2,568,437
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 3,763,997	$ 3,935,910	$ 3,704,574

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

| | Three Months Ended | | |
	September 28, 2013	June 29, 2013	September 29, 2012
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 103,120	$ 119,014	$ 127,888
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	18,740	18,853	22,497
Depreciation and amortization	51,133	51,191	53,674
Deferred taxes	25,529	(2,813)	22,772
Loss (gain) from sale of property, plant and equipment	36	1,380	(51)
Tax benefit (shortfall) related to stock-based compensation	(3,488)	358	1,335
Impairment of long-lived assets	—	—	2,707
Excess tax benefit from stock-based compensation	(1,697)	(2,792)	(5,219)
Changes in assets and liabilities:			
Accounts receivable	(12,450)	14,608	923
Inventories	(2,301)	(7,657)	(16,015)
Other current assets	(18,546)	(2,132)	(7,839)
Accounts payable	(9,162)	(6,961)	(26,466)
Income taxes payable	11,393	13,118	10,461
Deferred revenue on shipments to distributors	622	706	745
All other accrued liabilities	(67,035)	17,527	(50,667)
Net cash provided by (used in) operating activities	95,894	214,400	136,745
Cash flows from investing activities:			
Payments for property, plant and equipment	(36,329)	(48,922)	(50,703)
Proceeds from sales of property, plant and equipment	3,048	4,538	344
Proceeds from sales of property, plant and equipment through note receivable	—	10,786	—
Acquisitions	—	(2,767)	—
Purchases of privately-held companies securities	—	(500)	—
Proceeds from sales of investments of privately-held companies	—	585	—
Net cash provided by (used in) investing activities	(33,281)	(36,280)	(50,359)
Cash flows from financing activities:			
Excess tax benefit from stock-based compensation	1,697	2,792	5,219
Contingent consideration paid	—	(6,305)	—
Dividends paid	(73,744)	(69,532)	(70,199)
Repayment of notes payable	—	(302,299)	(224)
Issuance of debt	100	—	—
Debt issuance cost	—	(671)	—
Repurchase of common stock	(154,386)	(193,221)	(65,149)
Issuance of ESPP	—	19,529	—
Net issuance of restricted stock units	(6,966)	(7,456)	(7,107)
Proceeds from stock options exercised	5,247	6,049	19,864
Net cash provided by (used in) financing activities	(228,052)	(551,114)	(117,596)
Net increase (decrease) in cash and cash equivalents	(165,439)	(372,994)	(31,210)
Cash and cash equivalents:			
Beginning of period	1,174,986	1,547,980	881,060
End of period	$ 1,009,547	$ 1,174,986	$ 849,850
Total cash, cash equivalents, and short-term investments	$ 1,034,583	$ 1,200,046	$ 925,133

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ANALYSIS OF GAAP VERSUS GAAP EXCLUDING SPECIAL ITEMS DISCLOSURES
(Unaudited)

	Three Months Ended		
	September 28, 2013	June 29, 2013	September 29, 2012
	(in thousands, except per share data)		
Reconciliation of GAAP gross profit to GAAP gross profit excluding special items:			
GAAP gross profit	$ 347,196	$ 371,399	$ 385,691
GAAP gross profit %	*59.3%*	*61.1%*	*61.9%*
Special expense items:			
Intangible asset amortization	8,092	7,777	9,454
Total special expense items	8,092	7,777	9,454
GAAP gross profit excluding special expense items	$ 355,288	$ 379,176	$ 395,145
GAAP gross profit % excluding special expense items	*60.7%*	*62.3%*	*63.4%*
Reconciliation of GAAP operating expenses to GAAP operating expenses excluding special items:			
GAAP operating expenses	$ 218,587	$ 220,309	$ 220,288
Special expense (income) items:			
Intangible asset amortization	3,436	3,670	4,049
Impairment of long-lived assets	—	—	2,707
Severance and restructuring (1)	5,547	442	—
Other operating expenses (income), net (2)	2,272	2,105	415
Total special expense items	11,255	6,217	7,171
GAAP operating expenses excluding special expense items	$ 207,332	$ 214,092	$ 213,117
Reconciliation of GAAP net income to GAAP net income excluding special items:			
GAAP net income	$ 103,120	$ 119,014	$ 127,888
Special expense (income) items:			
Intangible asset amortization	11,528	11,447	13,503
Impairment of long-lived assets	—	—	2,707
Severance and restructuring (1)	5,547	442	—
Other operating expenses (income), net (2)	2,272	2,105	415
Interest and other expense, net (3)	—	700	—
Pre-tax total special expense items	19,347	14,694	16,625
Tax effect of special items	(2,981)	(4,231)	(5,371)
GAAP net income excluding special expense items	$ 119,486	$ 129,477	$ 139,142
GAAP net income per share excluding special expense items:			
Basic	$ 0.42	$ 0.45	$ 0.48
Diluted	$ 0.41	$ 0.44	$ 0.47
Shares used in the calculation of earnings per share excluding special expense items:			
Basic	284,654	290,146	292,213
Diluted	290,260	296,756	298,782

(1) Includes severance charges associated with the reorganization of various business units and manufacturing operations.

(2) Other operating expenses (income), net are primarily for certain payroll taxes, contingent consideration adjustments related to certain acquisitions, loss (gain) relating to sale of land and buildings, acquisition related expenses and loss on lease abandonment.

(3) Includes impairment of investment in a privately held company.

Non-GAAP Measures

To supplement the consolidated financial results prepared under GAAP, Maxim Integrated uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude special items related to intangible asset amortization; impairment of long-lived assets; severance and restructuring; in-process research and development; contingent consideration adjustments relating to certain acquisitions; loss (gain) relating to sale of land and buildings; certain payroll taxes; loss on lease abandonment; acquisition related expenses; and an impairment of investment in a privately held company. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate Maxim Integrated's current performance. Many analysts covering Maxim Integrated use the non-GAAP measures as well. Given management's use of these non-GAAP measures, Maxim Integrated believes these measures are important to investors in understanding Maxim Integrated's current and future operating results as seen through the eyes of management. In addition, management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Maxim Integrated's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative to GAAP financial data and may be different from non-GAAP measures used by other companies. Because non-GAAP financial measures are not standardized it may not be possible to compare these financial measures with other companies' non-GAAP financial measures, even if they have similar names. The non-GAAP measures displayed in the table above include the following:

GAAP gross profit excluding special items

The use of GAAP gross profit excluding special items allows management to evaluate the gross margin of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP gross profit excluding special items to enable investors and analysts to evaluate our revenue generation performance relative to the direct costs of revenue of Maxim Integrated's core businesses.

GAAP operating expenses excluding special items

The use of GAAP operating expenses excluding special items allows management to evaluate the operating expenses of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; impairment of long-lived assets; severance and restructuring; in-process research and development; contingent consideration adjustments relating to certain acquisitions; loss (gain) relating to sale of land and buildings; certain payroll taxes; loss on lease abandonment; and acquisition related expenses. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP operating expenses excluding special items to enable investors and analysts to evaluate our core business and its direct operating expenses.

GAAP net income and GAAP net income per share excluding special items

The use of GAAP net income and GAAP net income per share excluding special items allow management to evaluate the operating results of Maxim Integrated's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; impairment of long-lived assets; severance and restructuring; in-process research and development; contingent consideration adjustments relating to certain acquisitions; loss (gain) relating to sale of land and buildings; certain payroll taxes; loss on lease abandonment; acquisition related expenses; and an impairment of investment in a privately held company. In addition, they are important components of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP net income and GAAP net income per share excluding special items to enable investors and analysts to understand the results of operations of Maxim Integrated's core businesses and to compare our results of operations on a more consistent basis against that of other companies in our industry.

"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's business outlook and financial projections for its second quarter of fiscal 2014 ending in December 2013, which includes revenue, gross margin and earnings per share. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market and economic conditions and market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, the loss of all or a substantial portion of our sales to one of our large customers, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2013 (the "10-K") and Quarterly Reports on Form 10-Q filed after the 10-K.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Maxim Integrated

At Maxim Integrated, we put analog together in a way that sets our customers apart. In Fiscal 2013, we reported revenues of $2.4 billion. For more information, go to www.maximintegrated.com.